PR Contact:	Mark Haugejorde, President XFormity Technologies, Inc. Phone: (972) 661-1200

XFORMITY TO SUPPORT DOMINO'S BUSINESS INTELLIGENCE

Dallas, February 15, 2005 - XFormity Technologies today announced it has been chosen to support Domino's Pizza in its web-based business intelligence via Domino's in-store point-of-sale computer system. XFormity services will enhance the polling and web-based data management through the system, called Domino's PulseConnect.

Domino's PulseConnect gives franchise and management users of the pizza company's point-of-sale system (Domino's Pulse) the ability to consolidate data from multiple stores and access key performance indicators on the Web.

The plan calls for XFormity to first run the current Domino's PulseConnect programs as they exist today. "Over the next six to nine months, we expect improvements to today's system to take us to the next level with Domino's PulseConnect," according to Domino's Chief Information Officer, Tim Monteith.

"XFormity will provide a new and improved software platform for data management, working with current Domino's PulseConnect users to get ideas for change," Monteith continued. "We look forward to working with XFormity and the technology improvements that they will bring to Domino's PulseConnect."

"Domino's PulseConnect presents an ideal opportunity for XFormity to deliver a next generation solution to the Domino's franchise universe. This is a unique circumstance where proven best practices that yield enhanced operational cash flow can be built into the core product efficiently and effectively," said Mark Haugejorde, President of XFormity. "We are delighted to have the confidence of Domino's."

About XFormity Technologies

XFormity Technologies, Inc., designs and implements superior data solutions for large and mid-size clients, with a focus in the Quick Service Restaurant industry. The Company, along with its strategic partner SEI, is able to rapidly roll out flexible, extensible solutions to offer an immediate ROI to the customer. More information about XFormity (OTC Bulletin Board: XFMY) is available at www.xformity.com.

Safe Harbor for Forward Looking Statements

The statements contained in this press release may include certain projections and forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements involve a number of risks and uncertainties. Such statements reflect the company's current views with respect to future events and financial performance. No assurances can be given, however, that these events will occur or that such expectations will be achieved and that actual results could differ materially from those described. Actual results of future operations of XFormity Technologies, Inc. may differ materially from those indicated by these forward looking statements as a result of various important factors, including, but not limited to, those discussed in the Risk Factors sections of reports filed by XFormity Technologies, Inc. with the Securities and Exchange Commission.

Contact:
      XFormity Technologies, Inc.
      Mark Haugejorde
      Phone: (972) 661-1200